An Agreement Between Richard Heinzel, Artist
And
Blackhawk Mountain Productions, Inc.
ASSIGNMENT OF COPYRIGHTS

       I, Richard Heinzel, (Seller) as the artist and creator of the sculptures marketed by Blackhawk Mountain Productions, Inc. (Company) own all copyrights and other rights to those works and wish to assign those rights to Blackhawk Mountain Productions, Inc., (Buyer).

       In consideration for the payment described in the following section of this agreement Seller hereby transfers and assigns all copyrights and all other rights in all works created by myself since the date of inception of the Company, (Blackhawk Mountain Productions, Inc.), Aug. 25, 2000 and during the course of my employment with the Company to Buyer. Buyer shall have the right to register the copyright in Buyer's own name and shall have the exclusive right to dispose of the copyright in any way Buyer sees fit. The buyer shall hold these rights in perpetuity or so long as statute permits and Seller retains no rights whatsoever.

       The following list of artwork has been produced by the seller for the Company to date. Rights to these and all subsequent works created by the seller during the period of his employment with the Company are hereby transferred to the Buyer.

1. **Wild Emotions – Wolves in the Wild**
2. **Bear Cub**
3. **Golden Eagle on Rock**
4. **Howling Coyote**
5. **Bald Eagle on Rock**
6. **Eagle Head**
7. **Bear Mask**
8. **Wolf Mask**
9. **Cigar Store Chief**
10. **Shaman Bust**
11. **Indian Maiden with Papoose**
12. **Contemporary Girl Bust**

       The assignment of this section shall take effect on February 6, 2003.

       In consideration of the Assignment described above Buyer shall pay Seller the sum of $1.00 on February 6, 2003. This shall be the only amount paid to Seller for all works created during his employment. Be it known that this token amount is paid as consideration for the rights granted for all works created by the seller during the course of his employment by the company and that such amount is paid to cause this agreement to be legal and binding. Richard Heinzel, the seller, as the Company's founder, and majority shareholder, has a vested interest in the welfare of the company. The Company was founded as a means to promote and market the sellers original works and reproductions and derivatives thereof.

       In the event of bankruptcy or reorganization of the company or in any such event where the buyer does not continue as an ongoing business, seller shall have first right of refusal to repurchase these rights.

       In the event of termination of employment of the seller by the company, the Company shall have first right of refusal to purchase copyright on all original artworks created by the seller for a period of three years following the date of termination at the same price set forth in this agreement. Note that this in no way shall preclude the seller from creating and selling original works of art.

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Seller warrants that Seller has the legal right to grant Buyer the assignment of the rights set out in of this agreement and that such assignment does not infringe any third parties' rights.

Seller warrants that there are no pending lawsuits concerning any aspect of the copyrights and that the copyright has not been published in such a way as to lose any of its copyright protection.

This Agreement is freely assignable by both parties.

This Agreement is binding upon and shall inure to the benefit of the legal successors and assigns of the parties.

Dated and Signed - Richard Heinzel, [seller]

Dated: **January 30, 2003**   By: **/s/ Richard Heinzel**
                                                             Richard Heinzel

Dated and Signed – Matthew Heinzel,
Secretary/Treasurer Blackhawk Mountain Productions, Inc. [buyer]

Dated: **January 30, 2003**   By: **/s/ Matthew Heinzel**
                                                             Matthew Heinzel

As amended, restated and accepted by the undersigned on June 18, 2003

Dated and Signed - Richard Heinzel, [seller]

Dated: **June 18, 2003**   By: **/s/ Richard Heinzel**
                                                             Richard Heinzel

Dated and Signed – Matthew Heinzel,
Secretary/Treasurer Blackhawk Mountain Productions, Inc. [buyer]

Dated: **June 18, 2003**   By: **/s/ Matthew Heinzel**
                                                              Matthew Heinzel

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